Exhibit 99.1

Tiziana Life Sciences Plc

(“Tiziana” or the “Company”)

Exercise of options, Issue of Equity PDMR Dealing and Total Voting Rights

London, New York, 26 October 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announces that it has allotted and issued 329,225 ordinary shares of 3 pence each (“New Ordinary Shares”) credited as fully paid at a price of 35 pence per share in respect of the exercise of 329,225 options with an exercise price of 35 pence held by option holders, including 169,225 held by Gabriele Cerrone, Executive Chairman of the Company and 5,000 held by Keeren Shah, Finance Director of the Company. The aggregate interests of Mr Cerrone in shares and voting rights accordingly increase by 169,225 shares to 66,224,893 representing approximately 34.16% of the enlarged issued share capital. This is within the 1% increase threshold permitted pursuant to Note 11 to Rule 9 of the UK Takeover Code.

Application has been made for the 329,225 New Ordinary Shares to be admitted to trading on AIM (“Admission”), and dealings are expected to commence on or around 29 October 2020. The New Ordinary Shares will rank pari passu with the Company’s existing Ordinary Shares.

Total Voting Rights

In conformity with DTR 5.6.1, the Company notifies that as at the date of this announcement, it has a single class of shares in issue being Ordinary Shares and that following the issue of the New Ordinary Shares to be issued in connection with the conversion of his loan notes, the total number of Ordinary Shares in issue will be 193,841,726. There are no Ordinary Shares held in treasury. Each Ordinary Share entitles the holder to a single vote at general meetings of the Company.

The figure of 193,841,726 Ordinary Shares may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. The person who arranged the release of this information is Keeren Shah, Finance Director of Tiziana.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880
Optiva Securities Limited (Broker) Robert Emmet	+ 44 (0)20 3981 4173

United States Investors:

Dave Gentry RedChip Companies Inc.	Office 1 800 RED CHIP (733 2447) Cell 407-491-4498 (USA) dave@redchip.com

Notification and public disclosure of transactions by Persons Discharging Managerial Responsibilities (“PDMR”)

and persons closely associated with them (“PCA”)

1.	Details of PDMR / person closely associated
a)	Name	(i) Gabriele Cerrone (ii) Keeren Shah
2.	Reason for the notification
a)	Position / status	(i) Executive Chairman (ii) Finance Director
b)	Initial notification /amendment	Initial notification
3.	Details of the issuer
a)	Name	Tiziana Life Sciences plc
b)	LEI	213800CED47HI8PIOB36
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary Shares of 3p each
b)	Identification code of the Financial Instrument	ISIN for Tiziana Life Sciences plc: GB00BKWNZY55
c)	Nature of the transaction	Exercise of options
d)	Price(s) and volume(s)	Price Volume (i) Gabriele Cerrone 35p 169,225 (ii) Keeren Shah 35p 5,000
e)	Aggregated information - Aggregated volume - Price	174,225 35 pence
f)	Date of the transaction	23 October 2020
g)	Place of the transaction	XLON

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